UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)
             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)*

                               The BigHub.com.Inc.
                               -------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    089865109
                                    ---------
                                 (CUSIP Number)

                                 October 19, 1999
                                 ----------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is field:

[ ]        Rule 13d-1(b)
[ ]        Rule 13d-1(c)
[x]        Rule 13d-1(d)



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                                                            SCHEDULE 13G

CUSIP No. 089865109                                                                                                Page 2 of 5 Pages
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1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               iCommerce Group, Inc.
               #23-2820567
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2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a)|_|
                                                                                                                          (b)|_|
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3              SEC USE ONLY
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4              CITIZENSHIP OR PLACE OF ORGANIZATION

               Incorporated in the State of Delaware
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          Number of             5          SOLE VOTING POWER
           Shares                          1,021,648 shares of Common Stock of the Issuer
        Beneficially            6          SHARED VOTING POWER
          Owned by              7          SOLE DISPOSITIVE POWER
            Each                           1,021,648 shares of Common Stock of the Issuer
          Reporting             8          SHARED DISPOSITIVE POWER
           Person
            With
------------------------------------------------------------------------------------------------------------------------------------
9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,021,648 Shares of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
10             CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                           |X|

               Excludes 20,166 shares of Common Stock of the Issuer owned individually by Mr. J.D. Jenkins, President of
               iCommerce Group, Inc..  iCommerce Group, Inc. disclaims beneficial ownership of these shares.
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11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               6.3% of outstanding common shares
------------------------------------------------------------------------------------------------------------------------------------
12             TYPE OF REPORTING PERSON*

               CO
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


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7



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CUSIP No. 089865109                                            Page 3 of 5 Pages

                                   ATTACHMENT
                                   ----------

Item 1(a).        Name of Issuer

         The BigHub.com, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices

         2939 Moss Rock, Suite 100, San Antonio, TX 78230

Item 2(a).        Name of Person Filing

         iCommerce Group, Inc.

Item 2(b).        Address of Principal Business Office or, if None, Residence

         6312 Baum Drive, Knoxville, TN 37919

Item 2(c).        Citizenship

         See response to Number 4 on page 2.

Item 2(d).        Title of Class of Securities

         Common Stock, par value $.001 per share

Item 2(e).        CUSIP No.

         089865109

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a

                  (a)      [  ]  Broker or Dealer registered under Section 15
                                 of the Act

                  (b)      [  ]  Bank as defined in section 3(a)(6) of the Act

                  (c)      [  ]  Insurance Company as defined in Section
                                 3(a)(19) of the Act

                  (d)      [  ]  Investment Company registered under Section 8
                                 of the Investment Company Act

                  (e)      [  ]  Investment Adviser registered in accordance
                                 with Rule 13d-1(b)(1)(ii)(e);


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CUSIP No. 089865109                                            Page 4 of 5 Pages

                  (f) [ ] Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

                  (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Investment Act.

                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j)      [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)
                           (j).

                  If this Statement is filed pursuant to Rule 13d-1(c), check this box [ ].

Item 4.           Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: iCommerce Group, Inc. owns 1,021,648 shares of Common Stock of the Issuer. J.D. Jenkins, President of iCommerce Group, Inc. individually owns 20,166 shares of Common Stock of the Issuer. iCommerce Group, Inc. disclaims beneficial ownership of the 20,166 shares owned individually by Mr. Jenkins.

         (b)      Percent of class:
                           6.3%

         (c)      Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote of 1,021,648 shares,

         (ii)     Shared power to vote or to direct the vote of 0 shares,

         (iii) Sole power to dispose or to direct the disposition of 1,021,648 shares,

         (iv) Shared power to dispose or to direct the disposition of 0 shares.

Item 5.           Ownership of Five Percent or Less of a Class

         Not Applicable.



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CUSIP No. 089865109                                            Page 5 of 5 Pages

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person

         None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not Applicable.

Item 8.           Identification and Classification of Members of the Group

         Not Applicable.

Item 9.           Notice of Dissolution of Group

         Not Applicable.

Item 10.          Certifications

         Not Applicable


                                    SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000

                                                  /s/ J.D. Jenkins
                                                  ---------------------------
                                                      J.D. Jenkins, President